

Consolidated Statement of Financial Condition

BGC Financial, L.P.
December 31, 2021
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-39012

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BGC Financial, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☑Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Water Street, 10th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Bisgay	212-294-7849	SBisgay@cantor.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC AC COUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to BGC Financial, L.P. (the "Partnership"), as of December 31, 2021, is true and correct. I further affirm that neither the Partnership nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Steven Bisgay
Chief Financial Officer

On this 28th day of February, 2022, Steven Bisgay, to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged to me that he executed the same.

Notary Public



This filing** contains (check all applicable boxes):

☑ Consolidated Statement of Financial Condition.

☑ Notes to Consolidated Statement of Financial Condition.

☐ Consolidated Statement of Operations.

☐ Consolidated Statement of Cash Flows.

☐ Consolidated Statement of Changes in Partners' Capital.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Consolidated Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.

☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Building a better working world

Report of Independent Registered Public Accounting Firm

To the Partners and Management of BGC Financial, L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of BGC Financial, L.P. (the "Partnership") as of December 31, 2021 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2008.

February 28, 2022

BGC Financial, L.P.

Consolidated Statement of Financial Condition

December 31, 2021

(In Thousands)

Assets

Cash and cash equivalents	$	49,832
Cash segregated under federal and other regulations		7,860
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers		106,245
Receivables from related parties		65,449
Accrued commissions receivable		50,412
Goodwill		1,821
Fixed assets, net		1,818
Other assets		9,794
Total assets	$	293,231

Liabilities and Partners' Capital

Payables to broker-dealers, clearing organizations, customers and related broker-dealers	$	91,460
Payables to related parties		18,314
Accrued compensation		11,968
Accounts payable and accrued liabilities		7,928
Other liabilities		3,444
Total liabilities		133,114

Commitments and contingencies (Note 5)

Partners' capital:		
Limited partner		158,516
General partner		1,601
Total partners' capital		160,117
Total liabilities and partners' capital	$	293,231

See notes to consolidated statement of financial condition

BGC Financial, L.P.

Notes to Consolidated Statement of Financial Condition

December 31, 2021
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – BGC Financial, L.P. ("BGCF") is a U.S. registered broker-dealer with the Securities Exchange Commission ("SEC") and an Independent Introducing Broker ("IB") registered with The National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"), with operations in New York and is organized under the laws of the state of New York. BGC Shoken Kaisha, Ltd. ("Shoken") is a wholly owned subsidiary of BGCF, a registered broker dealer with operations in Tokyo, and is organized under the laws of the state of Delaware. The consolidated statement of financial condition includes BGCF and its wholly owned subsidiary Shoken (collectively the "Partnership"). All significant intercompany balances and transactions have been eliminated. The Partnership is owned by BGC Brokers US, L.P. (99%), the Limited Partner, and BGCF Holdings LLC (1%), the General Partner, both of which are indirectly owned subsidiaries of BGC Partners, Inc. (collectively with their subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities, equities and asset backed swaps.

On June 30, 2021, all equity interests in Sunrise Brokers, LLC ("Sunrise") were transferred to BGCF. Sunrise provided brokerage services for equity, equity derivatives, corporate debt and government securities to institutional clients and other broker dealers. As Sunrise was an indirect subsidiary of BGC, the business transfer is considered a reorganization of entities under common control in accordance with Accounting Standard Codification ("ASC") 805-50 *Business Combination – Related Issues*. Common control transactions are accounted for at the carrying amount of the net assets or equity interest transferred. Accordingly, the operations of Sunrise are included in the consolidated statement of financial condition of BGCF on a retrospective basis.

Basis of Presentation – The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the consolidated statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through commissions from brokerage services and the spread between the buy and sell price on matched principal transactions.

Principal Transactions, net – Principal transactions revenue is primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one

1. General and Summary of Significant Accounting Policies *(continued)*

customer and sell them to another customer. Revenue earned from principal transactions represents the spread between the buy and sell price of the brokered security. Principal transactions revenue and related expenses are recognized on a trade date basis. Principal transactions revenue is presented net of related transaction costs.

Commissions – Commissions revenue is derived from securities and commodities, whereby the Partnership connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms. These transactions result from the provision of services related to executing, settling and clearing transactions for clients. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the asset and can direct the use of, and obtain substantially all of the remaining benefits from the asset. The Partnership records a receivable between the trade-date and settlement date, when payment is received.

Fees from related parties – Fees from related parties consist of charges mainly for clearing services provided to affiliates. As described above, clearing services are recognized at a point in time on the trade-date. Net cash settlements between affiliates are generally performed on a monthly basis.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition that are not segregated under regulatory requirements to be cash equivalents.

Cash Segregated Under Federal and Other Regulations – Cash segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers and dealers under the Commodity Exchange Act and Securities Exchange Act of 1934.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers – Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers represent principal transactions which have not yet settled. Also included in Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers is cash deposited with various clearing organizations to conduct ongoing clearance activities. Also included is cash due to clearing brokers and cash receivables from clearing brokers.

Accrued Commissions Receivable – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions.

1. General and Summary of Significant Accounting Policies *(continued)*

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with U.S. GAAP guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

The Partnership has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance from U.S. GAAP ASC Topic 410, *Accounting for Asset Retirement Obligations,* which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The liability of the Partnership's asset retirement obligation is $345 at December 31, 2021, which approximates fair value and is included in Accounts payable and accrued liabilities in the Partnership's consolidated statement of financial condition.

Goodwill – Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. According to ASC Topic 350, *Goodwill and Other Intangible Assets,* goodwill is not amortized, but instead is periodically tested for impairment. The Partnership reviews goodwill for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. When reviewing goodwill for impairment, the Partnership first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. There was no goodwill impairment or other changes in goodwill for the year ended December 31, 2021.

Leases – The Partnership enters into leasing arrangements in the ordinary course of business primarily as a lessee of office space, data centers and office equipment.

The Partnership determines whether an arrangement is a lease at inception. Right of use ("ROU") lease assets represent the Partnership's right to use an underlying asset for the lease term, and lease liabilities represent the Partnership's obligation to make lease payments arising from the lease. Other than for leases with an initial term of twelve months or less, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

As most leases do not provide an implicit rate, the Partnership uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease

1. General and Summary of Significant Accounting Policies *(continued)*

payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Partnership will exercise that option. Lease expense pertaining to operating leases is recognized on a straight-line basis over the lease term. See Note 12 — Leases.

Income Taxes – Income taxes are accounted for under ASC Topic 740, *Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Partnership's consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

BGCF is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, L.P. ("BGCP"), which is owned indirectly by BGC. BGCP is taxed as a U.S. partnership, files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City and Pass-Through Entity ("PE") Tax in Connecticut. BGCF has not elected to push down and allocate current and deferred tax expense from BGCP and, accordingly, no income tax provision has been recorded for BGCF. Shoken is treated as a corporation and is subject to tax in U.S. federal and Japan jurisdictions.

Equity-Based and Other Compensation – BGC provides compensation awards to certain employees of the Partnership in the form of partnership awards in BGC. These awards entitle the employees to participate in quarterly distributions of BGC's income, and certain awards receive post-termination payments. The Partnership records an expense for distributions and for the change in the fair value of the post-termination liability. In addition, the Partnership grants rights to certain employees to exchange partnership awards into shares of BGC and Newmark Group, Inc. ("Newmark") Class A common stock.

Recently Adopted Accounting Pronouncements – In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes* (Topic 740): Simplifying the Accounting for Income Taxes. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, *Income*

1. General and Summary of Significant Accounting Policies *(continued)*

Taxes related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, the allocation of consolidated income tax expense to separate financial statements of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard became effective for the Partnership beginning January 1, 2021 and with certain exceptions, will be applied prospectively. The Partnership adopted the standard on the required effective date beginning January 1, 2021 and with certain exceptions, on a prospective basis. Adoption of ASU 2019-12 did not have a material impact on the Partnership's consolidated statement of financial condition. Effective January 1, 2021, as part of the adoption of ASU No. 2019-12, the Partnership has not elected to push down and allocate current and deferred tax expense from BGCP. Accordingly, no income tax provision has been recorded by the Partnership. The adoption resulted in $25 of current and deferred tax liabilities related to UBT being transferred to BGCP.

In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements. The standard amends the Codification by moving existing disclosure requirements to (or adding appropriate references in) the relevant disclosure sections. The ASU also clarifies various provisions of the Codification by amending and adding new headings, cross-referencing, and refining or correcting terminology. The Partnership adopted the standard on the required effective date beginning January 1, 2021, using a modified retrospective method of transition. The adoption of this guidance did not have a material impact on the Partnership's consolidated statement of financial condition.

New Accounting Pronouncements – In March 2020, the FASB issued *ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The guidance is designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, and borrowings) necessitated by reference rate reform as entities transition away from LIBOR and other interbank offered rates to alternative reference rates. This ASU also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by reference rate reform. Application of the guidance is optional and only available in certain situations. The ASU is effective upon issuance and generally can be applied through December 31, 2022. In January 2021, the FASB issued ASU No. 2021-01, *Reference Rate Reform (Topic 848): Scope*. The amendments in this standard are elective and principally apply to entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform (referred to as the "discounting transition"). The standard expands the scope of ASC 848, *Reference Rate Reform* and allows entities to elect optional expedients to derivative contracts impacted by the discounting transition. Similar to ASU No. 2020-04, provisions of this ASU are effective upon issuance and

1. General and Summary of Significant Accounting Policies *(continued)*

generally can be applied through December 31, 2022. Management is evaluating and planning for adoption of the new guidance, including forming a cross-functional LIBOR transition team to determine the Partnership's transition plan and facilitate an orderly transition to alternative reference rates, and continuing its assessment on the Partnership's consolidated statement of financial condition.

In October 2021, the FASB issued ASU No. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.* The standard improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability, as well as payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU requires entities to apply guidance in ASC 606, *Revenue from Contracts with Customers*, to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination, and, thus, creates an exception to the general recognition and measurement principle in ASC 805, *Business Combinations.* The new standard will become effective for the Partnership beginning January 1, 2023, can be applied prospectively for business combinations occurring on or after the effective date, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's consolidated statement of financial condition.

2. Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers

At December 31, 2021, Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers include:

	Receivables	Payables
Contract values of fails to deliver/receive	$ 47,046	$ 66,845
Customers	39,962	19,347
Clearing brokers and clearing organizations	16,543	3,207
Pending trades, net	1,347	—
Other receivables/payables from broker-dealers and related broker-dealers	1,347	2,061
Total	$ 106,245	$ 91,460

2. Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers *(continued)*

Receivables from and Payables to customers primarily represent open fails to deliver and fails to receive transactions, respectively. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2021 have subsequently settled at the contracted amounts.

3. Fixed Assets, net

Fixed assets, net consisted of the following:

	December 31, 2021
Leasehold improvements and other fixed assets	$ 4,277
Computer and communications equipment	3,215
Software, including software development costs	1,003
	8,495
Less: accumulated depreciation and amortization	6,677
Fixed assets, net	$ 1,818

4. Goodwill

The Partnership completed its annual goodwill impairment testing during the fourth quarter of 2021, which did not result in any goodwill impairment. See Note 1 — General and Summary of Significant Accounting Policies, to the Partnership's consolidated statement of financial condition for additional information regarding its goodwill accounting policies.

5. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

5. Commitments and Contingencies *(continued)*

Legal reserves are established in accordance with FASB guidance on ASC Topic 450, *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. The Partnership has established reserves for employee related litigation matters. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty.

The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Partnership taken as a whole.

6. Related Party Transactions

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. For the year ended December 31, 2021, the Partnership was charged by Cantor and other affiliates for such services, and the unpaid balances are included in Payables to related parties in the Partnership's consolidated statement of financial condition. In addition, for the year ended December 31, 2021, the Partnership was charged for allocated rent, maintenance, and other occupancy related costs, and the unpaid balances are included in Payables to related parties in the Partnership's consolidated statement of financial condition.

The Partnership performed clearance and settlement services for affiliates. For the year ended December 31, 2021, the Partnership recorded fees, which the uncollected balances are included in Receivables from related parties in the Partnership's consolidated statement of financial condition.

For the year ended December 31, 2021, the Partnership was allocated costs related to compensation awards to employees of the Partnership, which the unpaid balances are included in Payables to related parties in the Partnership's consolidated statement of financial condition.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees received loans which are either forgiven over a specified period of time or are to be repaid with distributions the employee earns on partnership units in BGC Holdings, L.P. ("BGCH"). The forgivable loans are recorded at historical value and are amortized over the term of the service period, which is generally three to four years.

6. Related Party Transactions *(continued)*

The Partnership is charged for the amortization, forgiveness or other compensation related expenses associated with such loans. For the year ended December 31, 2021, the Partnership was allocated costs related to amortization of such awards and the unpaid balances are included in Payables to related parties in the Partnership's consolidated statement of financial condition.

The Partnership has a loan receivable from BGC in the amount of $60,952 which is included in Receivables from related parties in the Partnership's consolidated statement of financial condition. Interest is calculated daily at a rate of 300 basis points over LIBOR.

For the year ended December 31, 2021, the Partnership earned interest from this receivable and the uncollected balances are included in Receivables from related parties in the Partnership's consolidated statement of financial condition.

During 2021, $52,444 due to BGC was settled by a deemed contribution to the Partnership through BGC's ownership interest in the Limited Partner and General Partner.

7. Income Taxes

As of December 31, 2021, the Partnership recorded a deferred tax asset of approximately $4,492 before a valuation allowance of approximately $3,804, which increased by $221 in the current year. The deferred tax asset consists primarily of net operating losses and book-tax differences related to exchangeability of partnership units, depreciation and accrued expenses. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to BGCF not being subject to federal income tax.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there were no material tax liabilities as of December 31, 2021. For the year ended December 31, 2021, the Partnership did not accrue any interest or penalties related to uncertain tax positions.

The Partnership has been included in BGCP's U.S. federal, state and local tax returns. BGCP is presently under UBT examination for the 2011 through 2015 years. BGCP's U.S. federal, state and non-UBT local tax returns are no longer subject to examination by tax authorities for the years prior to 2018 and 2016, respectively. BGCF's non-U.S. tax returns are no longer subject to examination for years prior to 2016.

8. Compensation

BGC provides compensation awards to certain employees of the Partnership in the form of partnership awards in BGC. These awards entitle the employees to participate in quarterly distributions of BGC's income, and certain awards receive post-termination payments. The Partnership records an expense for distributions and for the change in the fair value of the post-termination liability. In addition, the Partnership grants rights to certain employees to exchange partnership awards into shares of BGC and Newmark Group, Inc. ("Newmark") Class A common stock.

For the year ended December 31, 2021, the Partnership recorded expenses related to partnership awards, which are included in Payables to related parties in the Partnership's consolidated statement of financial condition.

From time to time, these partnership units may become exchangeable or redeemed for BGC Class A common stock on a one-for-one basis, and Newmark Limited Partnership Units ("LPUs") held by BGC employees may become exchangeable or redeemed for a number of shares of Newmark Class A common stock equal to the number of limited partnership interests multiplied by the then-current Exchange Ratio. At the time the units become exchangeable or are redeemed, the Partnership recognizes an expense based on the fair value of the award on that date. For the year ended December 31, 2021, the Partnership incurred compensation expense related to the issuance of Class A common stock and grants of exchangeability.

There are certain partnership units that have a stated vesting schedule and do not receive quarterly allocations of net income. These LPUs generally vest between two and five years from the date of grant. The fair value is determined on the date of grant based on the market value of an equivalent share of BGC or Newmark Class A common stock (adjusted if appropriate based upon the award's eligibility to receive quarterly allocations of net income), and is recognized as compensation expense, net of the effect of estimated forfeitures, ratably over the vesting period.

The Partnership also awards Restricted Stock Units ("RSUs") which vest into Class A common stock over a stated vesting schedule to employees. These awards generally vest over a two to five year period. The fair value of RSUs held by BGCF employees and directors is determined on the date of grant based on the market value of Class A common stock adjusted as appropriate based upon the award's ineligibility to receive dividends. The compensation expense is recognized ratably over the vesting period, taking into effect estimated forfeitures.

9. Regulatory Requirements

As a registered broker-dealer, BGCF is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). BGCF has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3–3") arising from customer transactions, as defined.

At December 31, 2021, BGCF had net capital of $29,606 which was $28,820 in excess of its required net capital.

BGCF is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3–3. As of December 31, 2021, BGCF segregated cash of $7,200 in a special reserve account for the exclusive benefit of customers, which is included in Cash segregated under federal and other regulations in the Partnership's statement of financial condition.

BGCF is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker-Dealers ('PAB") pursuant to Rule 15c3-3. As of December 31, 2021, BGCF segregated cash of $660 into a special reserve account for the exclusive benefit of PAB customers which is included in Cash segregated under federal and other regulations in the Partnership's statement of financial condition. BGCF is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. BGCF did not have any subordinated borrowings during the year ended December 31, 2021.

10. Financial Instruments and Off-Balance Sheet Risk

Guarantees – The Partnership is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's consolidated statement of financial condition.

Risk and Uncertainties -The Partnership generates revenue by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenue for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

Credit Risk - Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the counterparty risk for the matched principal businesses. The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Principal Transaction Risk - The Partnership executes matched principal transactions in which it acts as a "middleman" by serving as counterparty to both a buyer and a seller in matching back-to-back trades. These transactions are then settled through a recognized settlement system or third-party clearing organization. Settlement typically occurs within one to three business days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. The Partnership generally avoids settlement of principal transactions on a free-of-payment basis or by physical delivery of the underlying instrument. However, free-of-payment transactions may occur on a very limited basis.

Market Risk - Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Partnership may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of

10. Financial Instruments and Off-Balance Sheet Risk *(continued)*

business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Partnership may have market risk exposure on these transactions. The Partnership's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market.

The Partnership attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Partnership's consolidated statement of financial condition for any particular reporting period.

In providing a comprehensive array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events.

Operational Risk - Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

Foreign Currency Risk - The Partnership is exposed to risks associated with changes in foreign exchange rates. In addition, changes in the remeasurement of the Partnership's foreign currency denominated financial assets and liabilities are recorded as part of its fluctuate with changes in foreign currency rates. BGC monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

Coronavirus Disease 2019 (COVID-19) Pandemic – Management has evaluated the impact of the COVID-19 pandemic on the industry and concluded that, while it is reasonably possible that the virus could have an effect on the Partnership's financial condition and results of its operations,

10. Financial Instruments and Off-Balance Sheet Risk *(continued)*

the specific impact is not readily determinable as of the date of the statement of financial condition. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

11. Revenue from Contracts with Customers

See Note 1 — General and Summary of Significant Accounting Policies for detailed information on the recognition of the Partnership's revenue from contracts with customers.

Contract Balances – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

For years ended December 31, 2020 and 2021, the Partnership had receivables related to revenue from contracts with customers of $36,523 and $50,412, respectively. The Partnership had no impairments related to these receivables and did not have any deferred revenue at December 31, 2021.

Contract Costs – The Partnership capitalizes costs to fulfill contracts associated with different lines of its business where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized. The Partnership did not have any capitalized costs to fulfill any contracts as of December 31, 2021.

12. Leases

The Partnership, acting as a lessee, has operating leases primarily relating to office space and office equipment. The leases have remaining lease terms of 0.3 years to 4.8 years, some of which include options to extend the leases in 3 to 5 year increments for up to 6 years. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. Certain leases also include periods covered by an option to terminate the lease if the Partnership is reasonably certain not to exercise the termination option. Payments for leases in place before the date of adoption of ASC 842, *Leases* were determined based on previous leases guidance. The Partnership

12. Leases *(continued)*

recognizes lease expense for its operating leases on a straight-line basis over the lease term and variable lease expense not included in the lease payment measurement is recognized as incurred. All leases were classified as operating leases as of December 31, 2021.

Pursuant to the accounting policy election, leases with an initial term of twelve months or less are not recognized on the balance sheet.

ASC 842, *Leases* requires BGC to make certain assumptions and judgements in applying the guidance, including determining whether an arrangements includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate. The Partnership determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If BGC has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Partnership accounts for the identified asset as a lease.

The Partnership has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Partnership used an incremental borrowing rate based on the information available at the adoption date of the new *Leases* standard in determining the present value of lease payments for existing leases. The Partnership has elected to use a portfolio approach for the incremental borrowing rate, applying corporate bond rates to the leases. The Partnership calculated the appropriate rates with reference to the lease term and lease currency. BGC will use information available at the lease commencement date to determine the discount rate for any new leases.

The Partnership subleases certain real estate to third-parties. The value of these commitments is not material to the Partnership's consolidated statement of financial condition.

As of December 31, 2021, the Partnership does not have any leases that have not yet commenced but that create significant rights and obligations.

12. Leases *(continued)*

Supplemental information related to the Partnership's operating leases is as follows:

	Classification in Consolidated Statement of Financial Condition	As of December 31, 2021	
Assets			
Operating lease right-of-use-assets	Other assets	$	3,422
Liabilities			
Operating lease liabilities	Other liabilities	$	3,407

	Year Ended December 31, 2021
Weighted-average remaining lease term	
Operating leases (years)	3.2
Weighted-average discount rate	
Operating leases	2.5 %

The following table shows the Partnership's maturity analysis of its operating lease liabilities:

	Operating Leases	
Years Ending December 31,		
2022	$	1,353
2023		814
2024		820
2025		445
2026		111
Total	$	3,543
Interest		(136)
Total	$	3,407

13. Subsequent Events

The Partnership has evaluated subsequent events through the date the consolidated statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the consolidated statement of financial condition or disclosure in the notes to the consolidated statement of financial condition.